Exhibit 99.1

Tiziana Announces Presentation of Six-Month Safety and Biomarker Data for Intranasal Foralumab in Patients with Non-Active Secondary Progressive Multiple Sclerosis (na-SPMS) at the ECTRIMS Annual Congress

•	Late-breaking poster to be presented titled: “Treatment Of Six Non-Active Secondary Progressive MS With Nasal Anti-CD3 Monoclonal Antibody (Foralumab): Safety, Biomarker, And Disability Outcomes”

NEW YORK, October 11, 2023 -- Tiziana Life Sciences Ltd. (Nasdaq: TLSA) (“Tiziana” or the “Company”), a biotechnology company developing breakthrough immunomodulation therapies via novel routes of drug delivery, today announced a late breaking poster titled, “Treatment Of Six Non-Active Secondary Progressive MS With Nasal Anti-CD3 Monoclonal Antibody (Foralumab): Safety, Biomarker, And Disability Outcomes”, will be presented at the 39th Congress of the European Committee for Treatment and Research of Multiple Sclerosis (ECTRIMS) being held in Milan, Italy, October 11-13, 2023.

About ECTRIMS

The European Committee for Treatment and Research in Multiple Sclerosis (ECTRIMS) is a non-profit organization and an independent representative European-wide organization devoted to multiple sclerosis (MS). It serves as Europe’s and the world’s largest professional organization dedicated to the understanding and treatment of MS.

The annual meeting of ECTRIMS is the world’s largest MS research meeting. This year marks the 9th Joint ECTRIMS-ACTRIMS Meeting, which takes place 11-13 October 2023 in Milan, Italy. the most relevant issues facing MS and neurological experts today.

About Foralumab

Activated T cells play an important role in the inflammatory process. Foralumab, the only fully human anti-CD3 monoclonal antibody (mAb), binds to the T cell receptor and dampens inflammation by modulating T cell function, thereby suppressing effector features in multiple immune cell subsets. This effect has been demonstrated in patients with COVID and with multiple sclerosis, as well as in healthy normal subjects. The non-active SPMS intranasal foralumab Phase 2 trial is expected to start screening in November of 2023. Immunomodulation by nasal anti-CD3 mAb represents a novel avenue for treatment of neuroinflammatory and neurodegenerative human diseases.1,2

1 https://www.pnas.org/doi/10.1073/pnas.2220272120
2 https://www.pnas.org/doi/10.1073/pnas.2309221120

About Tiziana Life Sciences

Tiziana Life Sciences is a clinical-stage biopharmaceutical company developing breakthrough therapies using transformational drug delivery technologies to enable alternative routes of immunotherapy. Tiziana’s innovative nasal approach has the potential to provide an improvement in efficacy as well as safety and tolerability compared to intravenous (IV) delivery.  Tiziana’s lead candidate, intranasal foralumab, which is the only fully human anti-CD3 mAb, has demonstrated a favorable safety profile and clinical response in patients in studies to date. Tiziana’s technology for alternative routes of immunotherapy has been patented with several applications pending and is expected to allow for broad pipeline applications.

For further inquiries:

Tiziana Life Sciences Ltd

Paul Spencer, Business Development and Investor Relations
+44 (0) 207 495 2379
email: info@tizianalifesciences.com

Investors:
Irina Koffler
LifeSci Advisors, LLC
+1 646 970 4681
ikoffler@lifesciadvisors.com

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